UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 30, 2017 (May 26, 2017)

First Data Corporation

(Exact name of Registrant as Specified in its Charter)

Delaware	001-11073	47- 0731996
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS. Employer Identification No.)

225 Liberty Street, 29th Floor

New York, New York 10281

(Address of principal executive offices, including zip code)

(800) 735-3362

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01 Other Events.

On May 29, 2017, First Data Corporation (FDC) issued a joint press release with CardConnect Corp. (CardConnect) announcing the execution of an Agreement and Plan of Merger (the Merger Agreement), dated as of May 26, 2017, by and among FDC, Minglewood Merger Sub Inc. (Merger Sub), a Delaware corporation and a wholly-owned subsidiary of FDC, and CardConnect. Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, Merger Sub will commence a tender offer (Offer) no later than June 7, 2017, to acquire all of the outstanding shares of common stock of CardConnect, $0.001 par value per share (the Shares), at a purchase price of $15.00 per Share in cash, net of applicable withholding taxes and without interest. The Merger Agreement further provides that, upon the terms and subject to the conditions thereof, following completion of the Offer, Merger Sub will merge with and into CardConnect, with CardConnect surviving as a wholly owned subsidiary of FDC. The transaction is subject to customary closing conditions and is expected to close in the third quarter of 2017. FDC anticipates financing the transaction through cash on hand and funds available under existing credit facilities.

A copy of the joint press release is attached hereto as Exhibit 99.1.

On May 29, 2017, FDC and CardConnect made available a joint investor presentation regarding the proposed transaction. A copy of the joint investor presentation is attached hereto as Exhibit 99.2.

Additional Information and Where to Find It

The tender offer for the outstanding shares of CardConnect referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of CardConnect, nor is it a substitute for the tender offer materials that FDC and Merger Sub will file with the U.S. Securities and Exchange Commission (the SEC) upon commencement of the tender offer. At the time the tender offer is commenced, FDC and Merger Sub will file tender offer materials on Schedule TO, and CardConnect will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of shares of CardConnect are urged to read these documents when they become available because they will contain important information that holders of CardConnect securities should consider before making any decision regarding tendering their securities. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of CardConnect at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Additional copies may be obtained for free by contacting First Data Corporation, 225 Liberty Street, 29th Floor, New York, New York 10281, Attention: Investor Relations.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, FDC and CardConnect file annual, quarterly and special reports and other information with the SEC. You may read and copy any reports or other information filed by FDC or CardConnect at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. FDC’s and CardConnect’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking information relating to FDC and the proposed acquisition of CardConnect by FDC that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Forward-looking statements in this communication include, among other things, statements about the potential benefits of the proposed acquisition; FDC’s and CardConnect’s plans, objectives, expectations and intentions; the financial condition, results of operations and business of FDC and CardConnect; industry, business strategy, goals and expectations concerning FDC’s and CardConnect’s market position, future operations, future performance and profitability; and the anticipated timing of closing of the acquisition. Risks and uncertainties include, among other things, risks related to the satisfaction of the conditions to closing of the acquisition (including the failure to obtain necessary regulatory approval) in the anticipated timeframe or at all, including uncertainties as to how many CardConnect stockholders will tender their shares in the tender offer and the possibility that the acquisition does not close; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances which would require FDC or CardConnect to pay a termination fee or other expenses; risks related to the potential impact of the announcement or consummation of the proposed transaction on FDC’s or CardConnect’s important relationships, including with employees, suppliers and customers; disruption from the transaction making it more difficult to maintain business and operational relationships; negative effects of the announcement or the consummation of the proposed acquisition on the market price of FDC’s or CardConnect’s common stock and on FDC’s or CardConnect’s operating results; significant transaction costs; the risk of litigation and/or regulatory actions related to the proposed acquisition; the possibility that competing offers will be made; and risks related to the ability to realize the anticipated benefits of the acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period. Other factors that may cause actual results to differ materially include those that will be set forth in the Schedule TO, Schedule 14D-9 and other tender offer documents filed by FDC, Merger Sub and CardConnect. Many of these factors are beyond FDC’s and CardConnect’s control. A further description of risks and uncertainties relating to FDC and CardConnect can be found in their Annual Reports on Form 10-K for the fiscal year ended December 31, 2016 and in their subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov. Unless otherwise required by applicable law, each of FDC and CardConnect disclaims any intention or obligation to update forward-looking statements contained in this communication as the result of new information or future events or developments.

Item 9.01 Financial Statements and Exhibits.

(d)	The following is a list of the Exhibits filed with this report.

Exhibit Number	Description of Exhibits

99.1	Joint Press Release dated May 29, 2017.

99.2	Joint Investor Presentation dated May 29, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST DATA CORPORATION
Date: May 30, 2017
	By:	/s/ Stanley J. Andersen

	Name:	Stanley J. Andersen
	Title:	Vice President and Assistant Secretary

EXHIBIT INDEX

Exhibit Number	Description of Exhibits

99.1	Joint Press Release dated May 29, 2017.

99.2	Joint Investor Presentation dated May 29, 2017.